

August 25, 2017

Robynne Sisco
Chief Financial Officer
Workday, Inc.
6230 Stoneridge Mall Road
Pleasanton, CA 94588

> **Re: Workday, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2017**
> **Filed March 20, 2017**
> **Form 10-Q for the quarter ended April 30, 2017**
> **Filed June 2, 2017**
> **File No. 001-35680**

Dear Ms. Sisco:

We have reviewed your August 8, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2017 letter.

Form 10-Q for the quarter ended April 30, 2017

Notes to Condensed Consolidated Financial Statements

Note 2. Accounting Standards and Significant Accounting Policies

Revenue Recognition, page 10

1.   We note your response to prior comment 2. Please revise to disclose the method by which you amortize the initial commission costs over the five-year period of benefit. Please also disclose the method and period of time over which you amortize commission costs related to subsequent contract renewals. Refer to ASC 340-40-50-2.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3499 with any questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Jim Shaughnessy, Senior Vice President, General Counsel and Secretary
Jeffrey Vetter, Legal Counsel, Fenwick & West